Exhibit 12.1

EXHIBIT 12.1 – STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions except financial ratios, share and per share data)

	2012	2011	2010	2009	2008
1. NET INCOME ATTRIBUTABLE TO INNOSPEC INC. AS A PERCENTAGE OF SALES
A Net income attributable to Innospec Inc.	$68.3	$48.9	$73.7	$6.4	$12.5
B Net sales	$776.4	$774.4	$683.2	$598.5	$640.5
A % of B	8.8%	6.3%	10.8%	1.1%	2.0%

2. EFFECTIVE TAX RATE AS A PERCENTAGE
C Income taxes	$26.9	$3.7	$(3.0)	$11.9	$6.3
D Income before income taxes	$95.2	$52.6	$70.7	$18.3	$18.9
C % of D	28.3%	7.0%	-4.2%	65.0%	33.3%

3. CURRENT RATIO
E Current assets	$296.6	$320.3	$321.9	$282.9	$256.6
F Current liabilities	$147.3	$146.0	$158.9	$179.9	$188.1
Ratio of E to F	2.0	2.2	2.0	1.6	1.4

4. EARNINGS PER SHARE ATTRIBUTABLE TO INNOSPEC INC.
G Net income attributable to Innospec Inc.	$68.3	$48.9	$73.7	$6.4	$12.5
H Basic shares outstanding	23,187	23,568	23,756	23,642	23,595
I Diluted shares outstanding	23,850	24,520	24,814	24,714	24,391
G/H Basicearnings per share attributable to Innospec Inc.	$2.95	$2.07	$3.10	$0.27	$0.53

G/I Dilutedearnings per share attributable to Innospec Inc.	$2.86	$1.99	$2.97	$0.26	$0.51

Shares in thousands, earnings per share attributable to Innospec Inc. in dollars.